UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

NuScale Power Corporation
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

67079K100
(CUSIP Number)

May 2, 2022
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K100	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS IBK Securities Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,036,750 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,036,750 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,036,750 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 283,860 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of NuScale Power Corporation (the “Issuer”) directly held by IBK Securities Co., Ltd. (“IBKS”), (ii) 2,138,705 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer directly held by NuScale Korea Holdings LLC (“NuScale Korea”), (iii) 4,241,765 shares of Class B Common Stock directly held by Next Tech 1 New Technology Investment Fund (“Next Tech 1”) and (iv) 372,420 shares of Class B Common Stock directly held by Next Tech 2 New Technology Investment Fund (“Next Tech 2”). IBKS is the sole general partner of IBKS SME Accelerating Private Equity Fund, which is, together with each of YJA SME M&A Private Equity Fund and Whale No.1 SME M&A Private Equity Fund, a member of NuScale Korea Ltd., which is the sole controlling person of NuScale Korea, with the indirect right to vote or dispose of the shares of Class B Common Stock held by NuScale Korea as a result of its indirect membership interest in NuScale Korea. In addition, IBKS is, together with BH Investment and Liberty Ltd., a co-general partner of Next Tech 1 and Next Tech 2, with the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 1 and Next Tech 2. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.

(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 5, 2022, as amended, plus 6,752,890 shares of Class B Common Stock held by NuScale Korea, Next Tech 1 and Next Tech 2.

CUSIP No. 67079K100	Page 3 of 7 Pages

Item 1.	(a)	Name of Issuer:

NuScale Power Corporation, a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices:

6650 SW Redwood Lane, Suite 210

Portland, Oregon, 97224

Item 2.	(a)	Name of Person Filing:

IBK Securities Co., Ltd. (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

11 Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu

Seoul 07330, Republic of Korea

(c)	Citizenship:

Republic of Korea

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

(e)	CUSIP Number:

67079K100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 67079K100	Page 4 of 7 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount Beneficially Owned: See the response to row 9 of the cover page of the Reporting Person.

(b) Percent of Class: See the response to row 11 of the cover page of the Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See the response to row 5 of the cover page of the Reporting Person.

(ii) Shared power to vote or to direct the vote

See the response to row 6 of the cover page of the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page of the Reporting Person.

The Reporting Person directly owns 283,860 shares of Class A Common Stock.

The Reporting Person is deemed a beneficial owner of shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC (“NuScale LLC”), may be exchanged at the holder’s election for one share of Class A Common Stock of NuScale Power Corporation.

The Reporting Person is, together with BH Investment and Liberty Ltd. (“BHI”), a co-general partner of Next Tech 1 New Technology Investment Fund (“Next Tech 1”) and Next Tech 2 New Technology Investment Fund (“Next Tech 2”).

The Reporting Person and BHI, as co-general partners of Next Tech 1 and Next Tech 2, exercise the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 1 and Next Tech 2 by unanimous consent of the co-general partners, and are therefore deemed to be beneficial owners of the shares of Class B Common Stock owned by Next Tech 1 and Next Tech 2.

In addition, the Reporting Person is the sole general partner of IBKS SME Accelerating Private Equity Fund (“IBKS SME”), which is, together with each of YJA SME M&A Private Equity Fund (“YJA SME”) and Whale No.1 SME M&A Private Equity Fund (“Whale No. 1”), a member of NuScale Korea Ltd. (“NuScale Ltd.”), which is the sole controlling person of NuScale Korea Holdings LLC (“NuScale Korea”), with the indirect right to vote or dispose of the shares of Class B Common Stock held by NuScale Korea as a result of its indirect membership interest in NuScale Korea.

CUSIP No. 67079K100	Page 5 of 7 Pages

Industrial Bank of Korea (“IBK”), as the controlling person of the Reporting Person, and the Republic of Korea Ministry of Economy and Finance (“MOEF”), as the controlling person of IBK, are deemed to be indirect beneficial owners of the shares of Class A Common Stock held by IBKS, and the shares of Class B Common Stock owned by Next Tech 1, Next Tech 2 and NuScale Korea.

NuScale LLC and Doosan Enerbility Co., Ltd. (“Doosan”) are parties to a Master Services Agreement, dated as of April 29, 2019, in relation to manufacturing consulting services for the NuScale Power Module™. Relatedly, NuScale LLC and Doosan are parties to a Business Collaboration Agreement, dated as of July 31, 2019, as amended by the First Amendment to Business Collaboration Agreement, dated as of November 15, 2019, as further amended by the Second Amendment to Business Collaboration Agreement, dated as of December 19, 2019, and as further amended by the Third Amendment to Business Collaboration Agreement, dated as of July 5, 2021 (collectively, the “BCA”), pursuant to which the scope of Doosan’s preferential rights pursuant to such Master Services Agreement is increased based on investments previously made by Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3 New Technology Investment Fund (“Next Tech 3”).

Due to the current relationship among the Reporting Person, Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3 (as well as the indirect beneficial owners of the shares of Class B Common Stock named above), with respect to the BCA, the Reporting Person, IBKS SME, YJA SME, Whale No. 1, NuScale Korea, NuScale Ltd., IBK and MOEF disclaim their status as members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Class B Common Stock beneficially owned by each entity party to the BCA.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 67079K100	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 3, 2022

IBK Securities Co., Ltd.

By:	/s/ Kim, Duck Kyun
Name:	Kim, Duck Kyun
Title:	Director, Head of Private Equity Division

CUSIP No. 67079K100	Page 7 of 7 Pages

Exhibit Index

Exhibit No.	Description
Exhibit 24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Form 3 of IBK Securities Co., Ltd., filed with the Securities and Exchange Commission on June 3, 2022).